FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 500 - 360 Bay Street, Toronto, ON M5H 2V6, CANADA

Item 2.	Date of Material Change

February 3, 2006

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

Grandview Gold Inc. is pleased to announce, subject to regulatory approval, a private placement on a “best efforts” basis of up to 4,545,455 units (the “Units”). Haywood Securities Inc. is leading a syndicate, which includes Coniston Investment Corp. (collectively the “Agents”).

Each Unit will be priced at $1.10. Each Unit will consist of one common share (the “Shares”) and one-half of one common share purchase warrant (the “Warrants”) of the Company. Each whole Warrant shall be exercisable to acquire one Share at an exercise price of $1.75 for a period of 36 months from closing.

Item 5.	Full Description of Material Change

Grandview Gold Inc. is pleased to announce, subject to regulatory approval, a private placement on a “best efforts” basis of up to 4,545,455 units (the “Units”). Haywood Securities Inc. is leading a syndicate, which includes Coniston Investment Corp. (collectively the “Agents”).

Each Unit will be priced at $1.10. Each Unit will consist of one common share (the “Shares”) and one-half of one common share purchase warrant (the “Warrants”) of the Company. Each whole Warrant shall be exercisable to acquire one Share at an exercise price of $1.75 for a period of 36 months from closing.

The proceeds from the Unit offering will be used to fund the Company’s ongoing gold exploration program at its Pony Creek Gold Property on the Carlin Trend in Nevada, working capital and general corporate purposes.

The Agents have been granted an option, exercisable up to 48 hours before closing, to increase the size of the offering by up to an additional $1,500,000 million of Units. In

FORM 6K	Page 1 of 2
Grandview Gold Inc.	File No. 0-51303

consideration for their services, the Agents will receive an 8% cash commission and will be issued compensation options to purchase Units equal to 10% of the number of Units sold.

These securities have not been and will not be registered under the United States Securities Act of 1933 (the “US Securities Act”), as amended, or the securities laws of any state and may not be offered or sold in the United States or to US persons (as defined in Regulation S of the US Securities Act) unless an exemption from registration is available.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.	Omitted Information

N/A

8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Raymond Pecoskie Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 3rd day of February 2006.

Grandview Gold Inc.

"Raymond Pecoskie"

Raymond Pecoskie,
President & Chief Executive Officer

FORM 6K	Page 2 of 2
Grandview Gold Inc.	File No. 0-30306